Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Samson Oil & Gas Limited
ABN 009 069 005

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence M Barr
Date of last notice	1 December 2008

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Arndt Energy Ltd Barco Exploration Pty Ltd Terence M Barr PADF Super Fund
Date of change	15 October 2009
No. of securities held prior to change Arndt Energy Ltd Arndt Energy Ltd Barco Exploration Pty Ltd Terence M Barr PADF Super Fund Terence M Barr	4,000,000 unlisted 25c options 4,000,000 unlisted 45c options 817,690 ordinary shares 69,000 ordinary shares 15,400 ordinary shares
Class	1) Ordinary fully paid shares 2) Listed options
Number acquired	1) 5,129,600 ordinary shares 2) 512,960 listed 1.5c options
Number disposed
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$61,555

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change Arndt Energy Ltd Arndt Energy Ltd Barco Exploration Pty Ltd Barco Exploration Pty Ltd Terence M Barr PADF Super Fund Terence M Barr Terence M Barr	4,000,000 unlisted 25c options 4,000,000 unlisted 45c options 5,817,690 ordinary shares 500,000 listed 1.5c options 69,000 ordinary shares 145,000 ordinary shares 12,960 listed 1.5c options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscribed to Company’s Renounceable Rights Issue

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002